Semtech Corporation

200 Flynn Road

Camarillo, CA 93012-8790

February 7, 2018

Via EDGAR

Mr. Kevin J. Kuhar

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Semtech Corporation

Form 10-K for the Fiscal Year Ended January 29, 2017 filed March 23, 2017

Form 8-K Filed November 29, 2017

File No. 001-06395

Dear Mr. Kuhar:

On behalf of Semtech Corporation (the “Company”), I submit this letter in response to the comments (the “Comments”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated January 25, 2018, relating to the Company’s above referenced filings. The Company’s responses to the Comments are set forth below. For the convenience of the Staff, we have restated in italics each Comment in the order provided followed by the Company’s response.

Form 10-K for the Fiscal Year Ended January 29, 2017

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 48

1.	You present the measures Sources of Cash and Uses of Cash but do not clearly identify them as non-GAAP. Further, your presentation appears to give greater prominence to the non-GAAP measures than to the comparable GAAP measures which is inconsistent with Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Please revise your presentation in future filings to fully comply with Item 10(e) of Regulation S-K. This comment also applies to similar presentations made in your fiscal 2018 Forms 10-Q.

The Company advises the Staff that the Company will revise its presentation in future filings to fully comply with Item 10(e) of Regulation S-K. Specifically, the Company will remove the non-GAAP Sources of Cash and Uses of Cash presentation.

Mr. Kevin J. Kuhar

February 7, 2018

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Item 8. Financial Statements and Supplementary Data

Note 11: Share-Based Compensation

Warrant, page 99

2.	Please explain to us why you are accounting for the warrants issued to Comcast during fiscal 2017 as equity and offsetting the cost of the warrants to net sales over the respective performance period. Within your discussion, explain to us how you determined the cost at each reporting period and the measurement date. Cite the authoritative accounting literature upon which you are relying and how you applied it to your situation.

Background Information

On October 5, 2016, the Company issued a warrant to Comcast (“Warrant”) that is exercisable into Semtech’s common stock at an exercise price of $0.01 per Warrant Share. The fair value of the Warrant was $30.0 million on the issuance date. The Company issued the Warrant to Comcast to incentivize Comcast to deploy a network based on technology developed by the Company. In connection with deploying the network, Comcast will acquire the Company’s chips through the Company’s distributors.

The Warrant has a term of seven years and vests in five separate tranches (each, a “Tranche”). The first Tranche vested and became exercisable on the issuance date. The remaining four Tranches vest based on the achievement during the subsequent 30-month period by Comcast of certain milestones (each a “Milestone”) related to the construction and deployment of a LoRaWAN™-based network in cities around the United States.

Warrant Classification Considerations

In determining how to account for the Warrant, the Company first assessed if the Warrant is within the scope of Accounting Standards Codification (“ASC”) 505-50 by evaluating the scope considerations included in ASC 505-50-15-12(a). Based on our evaluation, the Company concluded that the Warrant was within the scope of ASC 505-50 because it (i) represents a form of the Company’s equity (or is otherwise exercisable into the Company’s equity), (ii) was issued to Comcast as a service provider to build out a LoRaWAN™-based network, and (iii) Comcast is an independent third party (i.e. is not an employee of the Company). Further, the Warrant does not meet any of the scope exceptions in ASC 505-50-15-3.

Once the Company determined that the Warrant was within the scope of ASC 505-50, the Company evaluated if the Warrant should initially be classified within equity. ASC 505-50-25-10 states that a grantor should recognize either a corresponding increase in equity or a liability, depending on whether the instruments granted satisfy the equity or liability classification criteria established in paragraphs 718-10-25-6 through 25-19.

Accordingly, the Company analyzed ASC 718-10-25-6 through 25-19, to determine whether any features would cause the Warrant to be classified as a liability and concluded that it did not have any features that would cause it to be classified as a liability. This conclusion included, but was not limited to, the following considerations:

•	The Warrant does not represent a mandatorily redeemable financial instrument, an obligation to repurchase equity, or an obligation to issue a variable number of shares as described in ASC 480 (ASC 718-10-25-7 and 25-8).

•	The Warrant does not contain any put, call or repurchase features (ASC 718-10-25-9 and 25-10).

Mr. Kevin J. Kuhar

February 7, 2018

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•	The Warrant is exercisable into the Company’s common stock which is classified as equity and there are no provisions that would require the Company to settle the Warrant in cash or other assets. Comcast may elect to net cash settle the Warrant in lieu of receiving shares; however, the Company has the right to decline Comcast’s election at the Company’s sole discretion. As such, the Company would never be required to settle in cash or other assets (ASC 718-10-25-11 and 25-12).

•	The Warrant does not have conditions or other features that are indexed to something other than a market, performance, or service condition (ASC 718-10-25-13 through 25-14A).

•	The Company has the intent and ability to settle the Warrant in common stock and has a sufficient number of unissued and authorized shares to settle the Warrant. Further, the Company has not established a past practice of settling awards with cash (ASC 718-10-25-15).

•	The Company is not permitted to effect a broker-assisted cashless exercise (ASC 718-10-25-16 and 25-17).

•	The Warrant was not granted to employees and, accordingly, does not provide for the repurchase of shares to meet minimum statutory withholding requirements (ASC 718-10-25-18 and 25-19).

As such, the Company concluded that it is appropriate to classify the Warrant within equity.

Determination of the Measurement Date

In determining the measurement date of the Warrant, the Company considered the accounting guidance included in ASC 505-50-30-11 through 30-12. The Company evaluated each of the Tranches and noted that there is no performance commitment. Accordingly, the Company concluded that the fair value of each Tranche of the Warrant should be re-measured at each reporting date until Comcast’s performance required to earn the respective Tranche is complete. For the initial Tranche, the measurement date was determined to be the issuance date since this Tranche was fully vested and exercisable on the issuance date. For the remaining Tranches, the Company concluded that the measurement dates are reached at the point in time at which the Milestone has been reached for each respective Tranche. At that time, there is no additional performance required by Comcast to fully vest/earn the respective Tranche of the award.

Since the Warrant does not contain a performance commitment, the fair value of each of Tranche two through five is being re-measured at each reporting date until Comcast’s performance required to earn the respective Tranche is complete.

Determining the Cost at Each Reporting Period

As noted in ASC 505-50-25-4, ASC 505-50 does not address the period(s) or the manner in which an entity granting the equity instrument “shall recognize the fair value of the equity instrument that will be issued, other than to require that an asset, expense or sales discount be recognized in the same period(s) and in the same manner as if the grantor has paid cash for the goods or services or used cash rebates as a sales discount instead of paying with or using the equity instruments.”

As such, the Company considered the accounting guidance included in ASC 605-50, Revenue Recognition – Customer Payments and Incentives. As noted in ASC 605-50-20, “guidance with respect to cash consideration is applicable to consideration that consists of equity instruments (regardless of whether a measurement date has been reached).” Based on this guidance, the Company believes that the Warrant would be considered the same as cash consideration and would be within the scope of ASC 605-50.

Mr. Kevin J. Kuhar

February 7, 2018

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The Company then considered whether such a payment to an indirect customer (Comcast) would be within the scope of ASC 605-50. ASC 605-50-15-2(a)(1) indicates that a vendor’s accounting for consideration given to a customer applies to “vendor consideration to any purchasers of the vendor’s products at any point along the distribution chain, regardless of whether the purchaser receiving the consideration is a direct customer or indirect customer of the vendor.” Based on this guidance, the Company concluded that the Warrant should be considered to be within the scope of ASC 605-50.

The Company then considered what cost should be recognized. When the quantity and terms of equity instruments within the scope of ASC 505-50 can change due to a counterparty performance condition, ASC 505-50 requires the use of the lowest aggregate fair value for recognizing cost. However, the Company considered paragraphs 55-96 through 55-100 of ASC 605-50, which include an example wherein the incentive is provided in the form of equity instruments for which a measurement date has not been reached based on the guidance in Subtopic 505-50 (“Example 20”). Example 20 of ASC 605 explicitly contemplates whether the achievement of the counterparty performance condition is probable. Based on the accounting guidance, the Company believes that an entity may conclude that a probability assessment (rather than the lowest aggregate fair value approach) would be appropriate for recognized cost for a share-based payment arrangement with a customer if the counterparty performance consideration is substantially within the control of the counterparty, but that the lowest aggregate fair value should still be used when the counterparty performance condition is not substantially within the control of the counterparty. The achievement of the Milestones is substantially within Comcast’s control given Comcast is the party constructing the network and, accordingly, can determine whether to continue to deploy LoRaWAN™ coverage based on whether it is economical for Comcast to continue.

The Company notes that paragraphs 25-7 through 25-9 of ASC 605-50 (which are applicable only for situations where a vendor offers a customer rebate and does not receive an identifiable benefit in exchange) state, in part:

A vendor may offer a customer a rebate or refund of a specified amount of cash consideration that is redeemable only if the customer completes a specified cumulative level of revenue transactions or remains a customer for a specified time period….

Example 20 similarly references an equity award “that is redeemable only if the customer completes a specified cumulative level of revenue transactions”. Neither specifically makes a distinction as to whether the counterparty performance is or is not substantially within the customers’ control. While facts and circumstances here are not directly aligned with Example 20, the Company concluded that it is appropriate to analogize to such guidance as (i) the transaction is within the scope of ASC 605-50 and (ii) the network buildout is substantially within Comcast’s control, similar to the scenario described in Example 20 (e.g. the customer could unilaterally make the decision whether to acquire the goods or not). Said differently, the Company concluded that it is appropriate to view the network buildout as being akin to a service-type condition (as opposed to a counterparty performance condition) and analogous to a customer performing certain activities as described in ASC 605-50-25-7, wherein the probability of achieving such a condition is the basis (as opposed to the actions of another party) for determining the amount of measured cost subject to recognition. Therefore, absent the issuance of further clarifying authoritative guidance, the Company concluded that it is appropriate to consider the probability of achieving the Milestone for each respective Tranche when measuring and recognizing the cost of the Warrant.

Consistent with ASC 605-50-25-7, to the extent that the Milestone is probable of being achieved for each respective Tranche, the Company has recognized the cost of the respective Tranche over the construction period at each reporting date based on the then current fair value of the Tranche until performance is complete and the Tranche vests.

Mr. Kevin J. Kuhar

February 7, 2018

Page  |   5

Classification of the Costs Associated with the Warrants

In regard to the classification of the consideration paid, the Company considered paragraph 45-2 of ASC 605-50. Comcast is a network provider and the Warrant is intended to incentivize Comcast to purchase and incorporate the Company’s technology into its network. The vesting of the Warrant is specifically linked to the network buildout performed by Comcast as defined by the Milestones of LoRaWAN™ coverage for each specified city.

The Company determined that the granting of the Warrant is not sufficiently separable from Comcast’s purchase of the Company’s technology and thus the Company does not believe that it receives a separately identifiable benefit (a good or service) in exchange for the Warrant that is separable from the sale of the chips to Comcast, the indirect customer. Further, even if a separately identifiable benefit was received, the Company does not believe that it would be able to determine the fair value of that benefit. Given that the criteria specified in paragraph 45-2 of ASC 605-50 are not met, the Company believes that the measured cost of the Warrant should be recorded as a reduction of revenue. As further support that the cost of the Warrant should be recorded as a reduction of revenue, the Company also considered Examples 17, 18, and 20 of ASC 605-50-55.

Form 8-K filed November 29, 2017

Exhibit 99.1

3.	You disclose non-GAAP measures including but not limited to revenues/net sales, percentage change in non-GAAP net sales, gross margin percentage, selling, general and administrative expenses, research and development expenses, and operating margin but you do not provide the reconciliations to the most directly comparable GAAP measures as required by Item 10(e)(1)(i)(B) of Regulation S-K. Please revise your future filings to comply with that guidance.

The Company advises the Staff that in all applicable future filings, it will expand its reconciliations of non-GAAP measures to the most directly comparable GAAP measure for all non-GAAP measures included in such filings. An example of the disclosures that the Company will make in relevant future filings is attached as Exhibit A.

4.	For your fourth quarter of fiscal year 2018 outlook you present forward looking non-GAAP measures for net sales, gross margin, selling, general and administrative expenses, research and development expenses, and interest and other expenses without providing the reconciliation of the amount to the most directly comparable GAAP financial measure or the statement that providing such reconciliation requires unreasonable efforts. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and the guidance in Question 102.10 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures and revise your future filings to provide the required information.

The Company advises the Staff that in all applicable future filings, it will expand its reconciliations of forward looking non-GAAP measures to the most directly comparable forward looking GAAP measures for all forward looking non-GAAP measures included in such filings. If the most directly comparable forward looking GAAP measure is not accessible, the Company will disclose that fact and provide reconciling information that is available without unreasonable effort. Additionally, the Company will identify the information that is not available and disclose its probable significance. An example of the disclosures that the Company will make in relevant future filings is attached as Exhibit B.

Mr. Kevin J. Kuhar

February 7, 2018

Page  |   6

5.	We note your non-GAAP measures and changes based on non-GAAP measures, such as non-GAAP net sales and non-GAAP gross profit, exclude the effects of the fair value of warrants issued to Comcast. Tell us how you considered Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures when presenting your measures that exclude the non-cash sales incentives provided to Comcast. That guidance indicates that it is not appropriate to present non-GAAP measures that substitute individually tailored revenue recognition and measurement methods for those of GAAP.

The Company advises the Staff that it considered Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Measures, in addition to Rule 100(b) of Regulation G.

Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Measures focuses on a scenario where the adjustment accelerates the recognition of revenue. The Answer to Question 100.04 emphasizes that non-GAAP measures that substitute individually tailored revenue recognition and measurement methods for those of GAAP could [emphasis added] violate Rule 100(b) of Regulation G.

The Company concluded that its fact pattern differed from the example cited in Question 100.04, noting that the referenced example focuses on an adjustment that accelerates the recognition of revenue. In our fact pattern, there is no acceleration of recognition of revenue.

Rule 100(b) of Regulation G stipulates:

A registrant, or a person acting on its behalf, shall not make public a non-GAAP financial measure that, taken together with the information accompanying that measure and any other accompanying discussion of that measure, contains an untrue statement of a material fact or omits to state a material fact necessary in order to make the presentation of the non-GAAP financial measure, in light of the circumstances under which it is presented, not misleading.

In concluding that the disclosure did not violate Rule 100(b) of Regulation G, the Company considered Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Measures, which states that “[c]ertain adjustments may violate Rule 100(b) of Regulation G because they cause the presentation of the non-GAAP measure to be misleading. For example, presenting a performance measure that excludes normal, recurring, cash operating expenses necessary to operate a registrant’s business could be misleading.”

The Company believes that the non-GAAP net sales and non-GAAP gross profit measures that exclude the impact of the Warrant are not misleading measures. This assessment is based on the following considerations:

•	Both the Warrant cost and the net sales are calculated in accordance with GAAP. As a result, the adjustment to revenues to exclude an item that is calculated in accordance with GAAP does not result in a measure that is tailored to a non-GAAP measure.

•	The Warrant cost adjustment made to non-GAAP net sales and non-GAAP gross profit relates to a non-cash equity item that is the only item within revenue of this type.

•	The Warrant cost adjustment relates to a transaction that is not in the normal day-to-day course of the Company’s business, and this is the only item of its nature that affects revenues.

•	The attribution of the Warrant cost is based on the percentage complete for each Milestone and is based on the then current fair value of the unvested Tranches. As a result, this item creates variability that is unrelated to the recognition of revenue and as such, makes comparability of net sales between periods difficult if not presented separately.

Mr. Kevin J. Kuhar

February 7, 2018

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For these reasons, the Company believes that the non-GAAP presentation provides useful information to investors.

In the Company’s future filings, where the cost of the Warrant is excluded from non-GAAP measures, the Company will enhance the purpose and use disclosure related to these measures to explain why investors find this information useful and how management uses these measures. Specifically, we will add a purpose and use disclosure similar to the following: “The Company has excluded the recognized cost of the Warrant from non-GAAP net sales and non-GAAP gross profit because the Warrant cost relates to a non-routine, non-cash equity award provided to Comcast as an incentive for Comcast to deploy a network based on technology developed by the Company. The cost recognized for the Warrant is not dependent on the achievement of sales targets, but instead (i) is recognized based upon Comcast reaching certain milestones related to the construction and deployment of the LoRaWAN™-based network, and (ii) the then current fair value of the Company’s common stock for the unvested Tranches of the Warrant. Due to the pattern in which the cost is recognized, the Warrant creates variability that makes comparability between periods difficult. Due to the above reasons, when internally evaluating the Company’s performance, management excludes the cost of the Warrant from revenues and gross profit. As a result, management believes that non-GAAP net sales and non-GAAP gross profit are useful additional supplemental information.”

You may contact me at (805) 480-2191 if you have any further questions or comments.

Sincerely,

/s/ Emeka N. Chukwu
Emeka N. Chukwu
Executive Vice President and
Chief Financial Officer
Semtech Corporation

Mr. Kevin J. Kuhar

February 7, 2018

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Exhibit A

SEMTECH CORPORATION

SUPPLEMENTAL INFORMATION: RECONCILIATION OF GAAP TO NON-GAAP RESULTS

(Amounts in thousands - except per share amounts)

	Three Months Ended			XXXX Months Ended
	Quarter End	Quarter End	Quarter End	Period End	Period End
	Date	Date	Date	Date	Date
	Quarter	Quarter	Quarter	Quarter	Quarter
Net Sales- GAAP	$—	$—	$—	$—	$—
Share-based payment - Comcast Warrant

Adjusted Net Sales (Non-GAAP)	$—	$—	$—	$—	$—

	Three Months Ended			XXXX Months Ended
	Quarter End	Quarter End	Quarter End	Period End	Period End
	Date	Date	Date	Date	Date
	Quarter	Quarter	Quarter	Quarter	Quarter
Gross Margin- GAAP	0%	0%	0%	0%	0%
Share-based compensation	0%	0%	0%	0%	0%
Share-based payment - Comcast Warrant	0%	0%	0%	0%	0%

Adjusted Gross Margin (Non-GAAP)	0%	0%	0%	0%	0%

	Three Months Ended			XXXX Months Ended
	Quarter End	Quarter End	Quarter End	Period End	Period End
	Date	Date	Date	Date	Date
	Quarter	Quarter	Quarter	Quarter	Quarter
Selling, general and administrative- GAAP	$—	$—	$—	$—	$—
Share-based compensation
Acquisition related earn-out
Transaction and integration related, including debt refinance costs
Environmental and other reserves
Litigation cost net of recoveries

Adjusted selling, general and administrative (Non-GAAP)	$—	$—	$—	$—	$—

	Three Months Ended			XXXX Months Ended
	Quarter End	Quarter End	Quarter End	Period End	Period End
	Date	Date	Date	Date	Date
	Quarter	Quarter	Quarter	Quarter	Quarter
Product development and engineering- GAAP	$—	$—	$—	$—	$—
Share-based compensation
Acquisition related earn-out

Adjusted product development and engineering (Non-GAAP)	$—	$—	$—	$—	$—

	Three Months Ended			XXXX Months Ended
	Quarter End	Quarter End	Quarter End	Period End	Period End
	Date	Date	Date	Date	Date
	Quarter	Quarter	Quarter	Quarter	Quarter
Operating Margin- GAAP	0%	0%	0%	0%	0%
Share-based compensation	0%	0%	0%	0%	0%
Share-based payment - Comcast Warrant	0%	0%	0%	0%	0%
Intangible amortization	0%	0%	0%	0%	0%
(Gain) loss on disposition of business operations	0%	0%	0%	0%	0%
Transaction and integration related, including debt refinance costs	0%	0%	0%	0%	0%
Acquisition related earn-out	0%	0%	0%	0%	0%
Environmental and other reserves	0%	0%	0%	0%	0%
Litigation cost net of recoveries	0%	0%	0%	0%	0%
Restructuring	0%	0%	0%	0%	0%

Adjusted Operating Margin (Non-GAAP)	0%	0%	0%	0%	0%

	Three Months Ended			XXXX Months Ended
	Quarter End	Quarter End	Quarter End	Period End	Period End
	Date	Date	Date	Date	Date
	Quarter	Quarter	Quarter	Quarter	Quarter
GAAP net income	$—	$—	$—	$—	$—
Adjustments to GAAP net income:
Share-based compensation
Share-based payment - Comcast Warrant
Intangible amortization
(Gain) loss on disposition of business operations
Transaction and integration related, including debt refinance costs
Acquisition related earn-out
Environmental and other reserves
Litigation cost net of recoveries
Restructuring
Investment loss (gain)
Equity in net losses of equity method investments

Total Non-GAAP adjustments before taxes
Associated tax effect

Total of supplemental information net of taxes

Non-GAAP net income	$—	$—	$—	$—	$—

Diluted GAAP earnings per share
Adjustments per above

Diluted non-GAAP earnings per share	$—	$—	$—	$—	$—

Mr. Kevin J. Kuhar

February 7, 2018

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Exhibit B

SEMTECH CORPORATION

RECONCILIATION OF GAAP TO NON-GAAP OUTLOOK

First Quarter of Fiscal Year 2019 Outlook

(Amounts in thousands - except per share amounts)

(Quarter & Fiscal Year) Outlook
Period End
Date
Quarter
	Low	High
Net Sales- GAAP	$—	$—
Share-based payment — Comcast Warrant

Adjusted Net Sales (Non-GAAP)	$—	$—

	Low	High
Gross Margin- GAAP	0%	0%
Share-based compensation	0%	0%
Share-based payment — Comcast Warrant	0%	0%

Adjusted Gross Margin (Non-GAAP)	0%	0%

	Low	High
Selling, general and administrative- GAAP	$—	$—
Share-based compensation
Acquisition related earn-out
Transaction and integration related, including debt refinance costs
Environmental and other reserves
Litigation cost net of recoveries

Adjusted selling, general and administrative (Non-GAAP)	$—	$—

	Low	High
Product development and engineering- GAAP	$—	$—
Share-based compensation
Acquisition related earn-out

Adjusted product development and engineering (Non-GAAP)	$—	$—

	Low	High
GAAP EPS	$—	$—
Share-based compensation expense
Share-based payment — Comcast Warrant
Transaction, restructuring, and acquisition related expenses
Amortization of acquired intangibles
Associated tax effect

Non-GAAP EPS	$—	$—